UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102(1)

(CUSIP Number)

Mr. Sheng Chen
Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
People’s Republic of China
Phone: (+86) 10 8456-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing six Class A ordinary shares of the Issuer.

CUSIP No. G91458 102	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

78,582,777(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

78,582,777(1)
	10.	SHARED DISPOSITIVE POWER

0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,582,777(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9% of Class A ordinary shares and 8.8% of total outstanding ordinary shares (2)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Representing (i) 48,515,635 Class A ordinary shares held by GenTao Capital Limited (“GenTao”), (ii) 19,670,117 Class B ordinary shares held by Fast Horse Technology Limited (“Fast Horse”), (iii) 8,087,875 Class B ordinary shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), (iv) four Class A ordinary shares, 769,486 Class B ordinary shares and 60,000 Class C ordinary shares held by Personal Group Limited (“Personal Group”), and (v) 1,479,660 Class A ordinary shares issuable upon vesting of Mr. Sheng Chen’s restricted share units within 60 days. Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise and Personal Group and may be deemed to have beneficial ownership of the shares held by them.

(2) Calculation based on (i) 857,359,421 outstanding Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of American Depositary Share (“ADS”) that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B ordinary shares and (iii) 60,000 outstanding Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to one vote except for veto right on three corporate matters and is convertible into one Class A ordinary share at any time by the holder thereof. Based on the foregoing, 78,582,777 Class A ordinary shares beneficially owned by Mr. Sheng Chen represent approximately 8.9% of total outstanding Class A ordinary shares, approximately 8.8% of total outstanding ordinary shares and approximately 28.6% of the aggregate voting power of the total outstanding ordinary shares of the Issuer.

CUSIP No. G91458 102	Page 3 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GenTao Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

48,515,635 Class A ordinary shares(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

48,515,635 Class A ordinary shares(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,515,635 Class A ordinary shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7% of Class A ordinary shares and 5.5% of total outstanding ordinary shares (2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 48,515,635 Class A ordinary shares held by GenTao.

(2) Calculation based on (i) 857,359,421 outstanding Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADS that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B ordinary shares and (iii) 60,000 outstanding Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas (x) each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof and (y) each Class C ordinary share is entitled to one vote except for veto right on three corporate matters and is convertible into one Class A ordinary share at any time by the holder thereof. Based on the foregoing, 48,515,635 Class A ordinary shares beneficially owned by GenTao represent approximately 5.7% of total outstanding Class A ordinary shares and approximately 5.5% of total outstanding ordinary shares of the Issuer.

CUSIP No. G91458 102	Page 4 of 6

Explanatory Note

Item 1.	Security and Issuer.

This Amendment No.1 to Schedule 13D (this “Amendment No.1”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on April 8, 2022 (as amended by this Amendment No.1, the “Statement”), relating to Class A ordinary shares, par value $0.00001 per share (“Class A Ordinary Shares”) of VNET Group, Inc., a Cayman Islands company (the “Issuer”), whose principal executive office is Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, People’s Republic of China.

The Issuer’s American Depositary Shares (“ADSs”), each representing six Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol “VNET.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is supplemented by adding the following:

This Amendment No.1 is not being filed as a result of any particular acquisition or disposition of equity securities of the Issuer by the Reporting Persons and, consequently, no funds were used by the Reporting Persons for such purpose.

The descriptions in the Proposal (as defined below) is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated as follows:

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Reporting Persons acquired the Class A Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Class A Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Class A Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Class A Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Ordinary Shares and the ADSs.

On September 13, 2022, Mr. Sheng Chen (the “Founder”) delivered a preliminary, non-binding and management team-led proposal to the Issuer (the “Proposal”), proposing to acquire all of the outstanding shares of the Issuer not already owned by the Founder and his affiliates, for US$8.20 per ADS, or US$1.3667 per Class A Ordinary Share (the “Proposed Transaction”). The Proposal stated that the Founder and the rest of the management team of the Issuer intended to form a consortium (the “MBO Consortium”). The MBO Consortium will fund the Proposed Transaction with a combination of equity and debt financing, subject to the terms and conditions set forth in the equity and debt financing documents, to be in place when the definitive agreements for the Proposed Transaction are signed.

If the Proposed Transaction is completed, the Issuer’s ADSs will be delisted from the Nasdaq Global Select Market, and the Issuer’s obligation to file periodic reports under the Act will terminate. In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

CUSIP No. G91458 102	Page 5 of 6

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.4, which is incorporated herein by reference in its entirety.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Act; or

(j) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) above.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit No.	Description
99.4	Preliminary Non-Binding Proposal to Acquire VNET Group, Inc. dated September 13, 2022 (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K filed with the SEC by VNET Group, Inc. on September 13, 2022)

CUSIP No. G91458 102	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 14, 2022

Sheng Chen	By	/s/ Sheng Chen
Sheng Chen

GenTao Capital Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director